Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Reports Fourth Quarter and Full Year 2011 Financial Results

•	Net Revenues increased 43.8% year-over-year for the fourth quarter and 29.4% for the full year of 2011, within the guidance previously announced.
•	Adjusted EBITDA from operating hotels (non-GAAP)1 was RMB164.4 million (US$26.1 million) for the fourth quarter and RMB577.2 million (US$91.7 million) for the full year of 2011.
•
Net income attributable to China Lodging Group, Limited was RMB30.3 million (US$4.8 million) 2 for the fourth quarter and RMB114.8 million (US$18.2 million) for the full year of 2011.Diluted net earnings per ADS3 for the year were RMB1.87 (US$0.30); adjusted diluted net earnings per ADS (non-GAAP) for the year were RMB2.12 (US$0.34).

•	201 net new hotels added in 2011, bringing the total hotel count to 639.
•	The Company provided guidance for full year 2012 net revenues growth of 34.5% to 37.5% and Q1 net revenue growth of 43% to 46%

Shanghai, China, March 7, 2012– China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Operational Highlights

_________________
1 The following non-GAAP financial measures is used in this press release: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income from operations excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6. 2939 on December 30, 2011 as set forth in H.10 statistical release of the Federal Reserve Board.

3 Each ADS represents four of the Company’s ordinary shares.

•	During the fourth quarter of 2011, the Company opened 59 new hotels, including 30 leased-and-operated hotels and 29 franchised-and-managed hotels.

•
The ADR, or average daily rate, for all hotels, was RMB179 in the fourth quarter of 2011, compared with RMB194 in the fourth quarter of 2010 and RMB183 in the previous quarter. The year-over-year decrease was mainly attributable to the absence of one-time favorable impact from the Shanghai Expo. In Shanghai, the ADR was RMB181 in the fourth quarter of 2011, compared with RMB242 in the fourth quarter of 2010. The sequential decrease resulted mainly from the Company’s seasonal price adjustment.

•
The occupancy rate for all hotels in operation was 93% in the fourth quarter of 2011, compared with 87% in the fourth quarter of 2010, and 97% in the previous quarter. The year-over-year improvement was mainly attributable to a 22% occupancy increase in Shanghai, which experienced a low occupancy in November and December of 2010 after the Shanghai Expo. The sequential decrease resulted mainly from seasonality.

•
RevPAR, defined as revenue per available room, was RMB167 in the fourth quarter of 2011, compared with RMB168 in the fourth quarter of 2010 and RMB177 in the previous quarter. The stable year-over-year RevPAR performance was a mixed result of a higher occupancy offset by a lower ADR mainly due to price increase during, and occupancy drop after, the Shanghai Expo. Outside of Shanghai, RevPAR increased 1% year-over-year.

•
For all the hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB184 for the fourth quarter of 2011, a 5% increase from RMB175 for the fourth quarter of 2010.  Outside of Shanghai, the same-hotel RevPAR increased by 7%, with a 3% increase in ADR and a 4% increase in occupancy.

Full Year 2011 Operational Highlights

•
For the full year of 2011, the Company opened 201 net new hotels in total, including 101 net new leased-and-operated hotels and 100 net new franchised-and-managed hotels. As of December 31, 2011, the Company had 639 hotels in operation, consisting of 344 leased-and-operated hotels and 295 franchised-and-managed hotels. Hotels in operation covered 100 cities in China as of December 31, 2011, compared with 65 cities at the end of 2010. As of December 31, 2011, the Company had 22 Seasons Hotels and 28 Hi Inns in operation.

•	As of December 31, 2011, the Company had a total pipeline of 278 hotels under development, including 93 leased-and-operated hotels and 185 franchised-and-managed hotels.

•
For the full year of 2011, the ADR was RMB180, compared to RMB197 in 2010. The decrease was primarily due to the absence of one-time favorable impact from the Shanghai Expo, a higher percentage of new hotels in ramp-up stage, and the shift of city mix of hotels toward lower tier cities, partially offset by an increase in same-hotel ADR.

•
For the full year of 2011, the occupancy rate for all hotels in operation was 92%, compared with 93% in 2010. During 2011, 201 net new hotels were opened. The Company believes that the achievement of 92% occupancy, during a year with 46% year-over-year hotel count growth, reflected the wide popularity of Hanting’s products and services and the fast-growing demand in China for reliable, reasonably-priced lodging products.

•	For the full year of 2011, the RevPAR was RMB165, compared with RMB183 in 2010. The decrease was mainly driven by a lower ADR as noted above.

•
For all the hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB183 in 2011, compared to RMB189 in 2010, mainly due to the absence of one-time favorable impact from the Shanghai Expo. Outside of Shanghai, the same-hotel RevPAR increased by 4% for the full year, with a 4% increase in ADR and a stable occupancy.

•
As of December 31, 2011, HanTing Club had more than 4.4 million individual members, a 68% increase from the end of 2010. The individual members contributed 66% of room nights sold during the full year of 2011, improving from 61% of room nights sold in 2010. The Company’s corporate members contributed another 10% of room nights sold. In 2011, 96% of room nights were sold through the Company’s own channels.

“We are delighted that we made solid progress in 2011, growing our hotel count by 46% and city coverage by 54%. Our proven brand strength and well-established hotel management platform continued to attract a growing number of franchisees. We remain committed to optimizing our products and hotel service procedures to maintain outstanding operational and financial performance,” said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. “Our rapid and high-quality expansion leads to a fast-growing customer base and a robust pipeline of hotels under development, which will support our future growth.”

Fourth Quarter and full year of 2011 Financial Results

Total revenues for the fourth quarter of 2011 were RMB689.9 million (US$109.6million), representing a 44.2% year-over-year increase and a 3.8% sequential increase. The year-over-year and sequential increases were primarily due to the increase in the number of hotels.

Total revenues for the year of 2011 were RMB2,385.6 million (US$379.0 million), representing an increase of 29.8% from the year of 2010.

Total revenues from leased-and-operated hotels for the fourth quarter of 2011 were RMB626.7 million (US$99.6 million), representing a 43.1% year-over-year increase and a 3.4% sequential increase.

For the year of 2011, total revenues from leased-and-operated hotels were RMB2,172.9 million (US$345.2 million), representing a 27.2% year over year increase. As of December 31, 2011, the Company had 344 leased-and-operated hotels in operation, compared with 243 at the end of 2010.

Total revenues from franchised-and-managed hotels for the fourth quarter of 2011 were RMB63.2 million (US$10.0 million), representing a 55.6% year-over-year increase and an 8.2% sequential increase.

For the year of 2011, total revenues from franchised-and-managed hotels were RMB 212.6 million (US$33.8 million), representing a year-over-year increase of 62.8%, or 8.9% of total revenues, compared to 7.1% of total revenues for the year of 2010.  As of December 31, 2011, the Company had 295 franchised-and-managed hotels in operation, compared with 195 at the end of 2010.

Net revenues for the fourth quarter of 2011 were RMB650.7 million (US$103.4 million), representing a year-over-year increase of 43.8% and a sequential increase of 3.8%.

Net revenues for the full year of 2011 were RMB2,249.6 million (US$357.4 million), representing a year-over-year increase of 29.4%.

Hotel operating costs for the fourth quarter of 2011 were RMB493.8 million (US$78.5 million), compared to RMB323.3 million (US$49.0 million) in the fourth quarter of 2010 and RMB452.6 million (US$71.0 million) in the previous quarter, representing a 52.8% and a 9.1% increase, respectively.  The Company’s hotel network expansion, especially the growth in leased-and-operated hotels, was the main driver for the increase in hotel operating costs. The average number of leased-and-operated hotels in operation4 during the fourth quarter of 2011 increased 48.5% from the same period of 2010 and 10.6% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2011 were RMB493.3 million (US$78.4 million), representing 75.8% of net revenues, compared to 71.3% for the fourth quarter in 2010 and 72.1% in the previous quarter. The year-over-year increase in percentage was mainly caused by higher percentage of new leased-and-operated hotels in ramp-up stage, and the absence of one-time favorable impact from the Shanghai Expo. The sequential increase in percentage was primarily due to lower RevPAR as a result of seasonality.

For the full year of 2011, total hotel operating costs were RMB1,703.3 million (US$270.6 million), compared to RMB1,180.2 million (US$178.8 million) in 2010. Excluding share-based compensation, the hotel operating costs (non-GAAP) were RMB1,701.2 million (US$270.3 million), representing 75.6% of net revenues, compared to 67.8% in 2010. The year-over-year increase in percentage was mainly driven by a higher percentage of new leased-and-operated hotels in ramp-up stage, and the absence of one-time favorable impact from the Shanghai Expo. During 2011, leased-and-operated hotels in operation less than six months contributed 18% of leased-and-operated hotel room nights available for sale, compared with only 7% in 2010.

______________

4 Calculated as the average of the number of leased-and-operated hotels in operation at the beginning of the quarter and the number of leased-and-operated hotels in operation at the end of the quarter.

Selling and marketing expenses for the fourth quarter of 2011 were RMB29.3 million (US$4.7 million), compared to RMB19.2 million (US$2.9 million) in the fourth quarter of 2010 and RMB24.9 million (US$3.9 million) in the previous quarter.  Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2011 were RMB29.1 million (US$4.6 million), or 4.5% of net revenues, compared to 4.2% for the fourth quarter in 2010 and 4.0% for the previous quarter.  The increase in percentage resulted from an increase in sales promotions in the fourth quarter.

For the full year of 2011, total selling and marketing expenses were RMB94.8 million (US$15.1 million), compared to RMB70.8 million (US$10.7 million) in 2010. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB94.0 million (US$14.9 million), representing 4.2% of net revenues, compared to 4.1% in 2010, mainly due to a revenue base favorably impacted by the Shanghai Expo in 2010.

General and administrative expenses for the fourth quarter of 2011 were RMB43.8 million (US$7.0 million), compared to RMB33.4 million (US$5.1 million) in the fourth quarter of 2010 and RMB39.4 million (US$6.2 million) in the previous quarter.  General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2011 were RMB41.6 million (US$6.6 million), representing 6.4% of net revenues, compared with 6.8% of net revenues in the fourth quarter of 2010 and 5.6% in the previous quarter. The year-over-year decrease in percentage was mainly due to a larger revenue base.

General and administrative expenses were RMB160.1 million (US$25.4 million) for the year of 2011, compared to RMB120.0 million (US$18.2 million) in 2010.General and administrative expenses excluding share-based compensation expenses were RMB147.5 million (US$23.4 million), representing 6.5% of net revenues, compared to 6.3% in 2010, mainly due to a revenue base favorably impacted by the Shanghai Expo in 2010.

Pre-opening expenses for the fourth quarter of 2011 were RMB49.5 million (US$7.9 million), compared to RMB45.9 million (US$7.0 million) in the fourth quarter of 2010 and RMB54.0 million (US$8.5 million) in the previous quarter.  The pre-opening expenses were primarily driven by the number of leased-and-operated hotels under conversion during the period. 30 leased-and-operated hotels were opened during this quarter and another 93 were in the pipeline at the end of the quarter, compared to 43 opened and 69 in the pipeline during the same quarter in 2010, and 33 opened and 88 in the pipeline for the previous quarter.

Pre-opening expenses for the full year of 2011 were RMB184.3 million (US$29.3 million), compared to RMB111.2 million (US$16.9 million) in 2010, representing a year-over-year increase of 65.7%. The increase in pre-opening expenses was mainly a result of our acceleration of leased-and-operated hotel opening from 70 in 2010 to 101 in 2011, and the expansion of leased-and-operated hotel pipeline from 69 at the end of 2010 to 93 at the end of 2011. In addition, the extended conversion period as a result of regulatory changes in new hotel license approval process also led to increased pre-opening expenses in 2011.

Income from operations for the fourth quarter of 2011 was RMB34.4 million (US$5.5 million), compared to RMB30.9 million (US$4.7 million) in the fourth quarter of 2010 and RMB55.9 million (US$8.8 million) in the previous quarter.  Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2011 was RMB37.2 million (US$5.9 million).

Income from operations for the year was RMB107.1 million (US$17.0 million), compared to RMB256.3 million (US$38.8 million) in 2010. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the year of 2011 was RMB122.6 million (US$19.5 million).

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2011 was RMB30.3 million (US$4.8 million), compared to RMB34.9 million (US$5.3 million) in the fourth quarter of 2010 and RMB58.2 million (US$9.1 million) in the previous quarter.  Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2011 was RMB33.2 million (US$5.3 million), compared to RMB38.4 million (US$5.8 million) in the fourth quarter of 2010 and RMB63.2 million (US$9.9 million) in the previous quarter. The sequential decrease in net income was mainly due to seasonality.

Net income attributable to China Lodging Group, Limited for the full year of 2011 was RMB114.8 million (US$18.2 million), compared to RMB215.8 million (US$32.7 million) in 2010. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2011 was RMB130.3 million (US$20.7 million), compared to RMB 228.9million (US$34.7 million) in 2010.  The year-over-year decrease was mainly attributable to the absence of one-time favorable impact from the Shanghai Expo, more leased-and-operated hotels in ramp-up stage and higher pre-opening expenses as a result of expansion in 2011, partially offset by a higher profit from the expanded base of franchised-and-managed hotels and mature leased-and-operated hotels outside of Shanghai, a higher interest income and foreign exchange gain, and lower interest expenses and income tax.

Basic and diluted net earnings per share/ADS.  For the fourth quarter of 2011, basic net earnings per share and diluted net earnings per share were RMB0.12 (US$0.02); basic net earnings per ADS was RMB0.50 (US$0.08) and diluted net earnings per ADS was RMB0.49 (US$0.08).  For the fourth quarter of 2011, excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) was RMB0.14 (US$0.02) and adjusted diluted net earnings per share (non-GAAP) was RMB0.13 (US$0.02), adjusted basic net earnings per ADS (non-GAAP) was RMB0.55 (US$0.09) and adjusted diluted net earnings per ADS (non-GAAP) was RMB0.54 (US$0.09).

For the full year of 2011, basic net earnings per share and diluted net earnings per share was RMB0.47 (US$0.08); basic net earnings per ADS was RMB1.90 (US$0.30), while diluted net earnings per share was RMB1.87 (US$0.30). For the full year of 2011, excluding share-based compensation expenses, adjusted net earnings per share (non-GAAP) was RMB0.54 (US$0.09), while adjusted diluted net earnings per share (non-GAAP) was RMB0.53 (US$0.08), and adjusted net earnings per ADS (non-GAAP) was RMB2.15 (US$0.34), while adjusted diluted net earnings per ADS (non-GAAP) was RMB2.12 (US$0.34).

EBITDA (non-GAAP) for the fourth quarter of 2011 was RMB112.0 million (US$17.8 million), compared with RMB92.9 million (US$14.1 million) in the fourth quarter of 2010 and RMB125.1 million (US$19.6 million) in the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the fourth quarter of 2011 was RMB164.4 million (US$26.1 million), compared with RMB142.2 million (US$21.5 million) for the fourth quarter of 2010 and RMB184.2 million (US$28.9 million) for the previous quarter.  The year-over-year increase was mainly due to the expansion of the Company’s network. The sequential decrease was mainly due to seasonality.

EBITDA (non-GAAP) for the full year of 2011 was RMB377.4 million (US$60.0 million), compared to RMB447.2 million (US$67.8 million) in 2010. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the full year of 2011 was RMB577.2 million (US$91.7 million), compared with RMB571.6 million (US$86.6 million) in 2010. The growth of adjusted EBITDA were mainly driven by the expanded base of franchised-and-managed hotels and mature leased-and-operated hotels outside of Shanghai, partially offset by the absence of one-time favorable impact from the Shanghai Expo, and a higher percentage of leased-and-operated hotels in ramp-up stage.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB156.9 million (US$24.9 million) for the fourth quarter of 2011, compared with RMB129.4 million (US$19.6 million) in the fourth quarter of 2010 and RMB174.1 million (US$27.3 million) in the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged franchised-and-managed hotel network and increased number of mature leased-and-operated hotels in the portfolio. For leased-and-operated hotels in operation for at least six months, the hotel income (non-GAAP) was RMB112.2 million (US$17.8 million) during the fourth quarter of 2011, or 21% of net revenues derived from those hotels. Leased-and-operated hotels in operation for less than six months accounted for 15% of leased-and-operated room nights available for sale in the fourth quarter of 2011. Those hotels derived a hotel loss (non-GAAP) of RMB5.6 million (US$0.9 million), or 9% of net revenues derived from those hotels this quarter, mainly due to lower revenue achievement of those hotels during their ramp-up stage. For franchised-and-managed hotels, the hotel income (non-GAAP) was RMB50.4 million (US$8.0 million), or 85% of net revenue derived from those hotels. As an increasing number of leased-and-operated hotels reach maturity and the franchised-and-managed hotel network grows, the Company expects the profit base to expand steadily.

Hotel income (non-GAAP) for the full year of 2011 was RMB546.3 million (US$86.8 million), compared with RMB558.3 million (US$84.6 million) for 2010. The slight year-over-year decrease was mainly due to the absence of one-time benefit from Expo and more new hotels in operation, partially offset by higher hotel income generated from the expanded network of franchised-and-managed hotels and mature leased-and-operated hotels outside of Shanghai. For leased-and-operated hotels in operation for at least six months, the hotel income (non-GAAP) was RMB420.9 million (US$66.9 million) during 2011, or 23% of net revenues derived from those hotels. Leased-and-operated hotels in operation for less than six months derived a hotel loss (non-GAAP) of RMB42.2 million (US$6.7 million), or 18% of net revenues derived from those hotels in 2011. For franchised-and-managed hotels, the hotel income (non-GAAP) was RMB167.6 million (US$26.6 million), or 84% of net revenue derived from those hotels.

Cash flow.  Net operating cash flow for the fourth quarter of 2011 was RMB143.2 million (US$22.8 million).  Cash spent on the purchase of property and equipment, purchase of intangible assets and acquisitions, which are part of investing cash flow, was RMB231.3 million (US$36.8 million).

Net operating cash flow for the full year of 2011 was RMB467.1 million (US$74.2 million). Cash spent on the purchase of property and equipment, purchase of intangible and acquisitions was RMB841.3 million (US$133.7 million).

Cash and cash equivalents, Restricted cash, and Short-term investment. As of December 31, 2011, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB783.1 million (US$124.4 million).

Business Outlook and Guidance for 2012

“We remain optimistic on the growing trend of travelling demand in China. Leading hotel chains are expanding market share through consolidating existing stand-alone hotels and converting non-hotel properties into hotels. We continued to see tremendous growth opportunities in future years. Hanting’s wide brand recognition and strong performance record made Hanting an attractive choice for franchisees, who in turn helped us accelerate our network expansion.” commented Mr. Ji.

“We envision, in the next five years, Hanting to grow into a large-scale, multi-brand hotel group and to become an undisputed market leader across the mid-scale, economy and budget hotel segments.” added Mr. Ji.

The Company expects to achieve net revenues in the range of RMB605 to 620 million in the first quarter of 2012, representing a 43% to 46% growth year-over-year. For the full year 2012, the Company expects net revenues to grow 34.5% to 37.5%.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Corporate Presentation
The latest corporate presentation is available on China Lodging Group’s investor relations website, http://ir.htinns.com .

Conference Call
China Lodging group’s management will host a conference call at 8 p.m. EST, Wednesday, March 7, 2012 (or 9 a.m. on Thursday, March 8, 2012 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 4824 9658.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 14, 2012. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 4824 9658.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com .

Use of Non-GAAP Financial Measures
To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income from operations excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.  The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to the Company's historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.  Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure.  The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes.  Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure.  In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance.  The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year.  Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation.  The calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income.  The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations.  Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels.  Each of these items should also be considered in the overall evaluation of the results.  The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.  When assessing the operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP.  In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of December 31, 2011, the Company had 639 hotels and 71,621 rooms in 100 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

--Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	1,060,067	837,101	781,601	124,184
Restricted cash	1,275	5,500	1,500	238
Short-term Investment	100,000	30,000	-	-
Accounts receivable, net	21,536	33,154	37,416	5,945
Amount due from related parties	3,267	-	-	-
Prepaid rent	152,267	193,646	228,087	36,239
Inventories	18,290	26,347	31,232	4,962
Income tax receivables	-	19,757	-	-
Other current assets	40,177	37,659	53,862	8,559
Deferred tax assets	17,940	17,940	40,119	6,374
Total current assets	1,414,819	1,201,104	1,173,817	186,501

Property and equipment, net	1,422,432	1,811,416	2,095,794	332,988
Intangible assets, net	57,348	56,906	69,779	11,087
Goodwill	41,373	41,373	42,536	6,758
Other assets	79,953	102,231	102,056	16,215
Deferred tax assets	28,155	28,155	40,968	6,509
Total assets	3,044,080	3,241,185	3,524,950	560,058

Liabilities and equity
Current liabilities:
Accounts payable	283,203	274,915	417,605	66,351
Amount due to related parties	855	1,320	1,030	164
Salary and welfare payable	57,638	42,549	80,266	12,753
Deferred revenue	68,599	117,905	138,148	21,950
Accrued expenses and other current liabilities	148,926	144,771	142,146	22,585
Income tax payable	15,121	-	14,148	2,248
Total current liabilities	574,342	581,460	793,343	126,051

Deferred rent	237,427	302,388	329,774	52,396
Deferred revenue	48,445	65,393	71,698	11,392
Other long-term liabilities	46,619	57,714	61,574	9,782
Deferred tax liabilities	11,937	11,937	12,677	2,014
Total liabilities	918,770	1,018,892	1,269,066	201,635

Equity
Ordinary shares	178	179	179	28
Additional paid-in capital	2,168,364	2,195,035	2,199,954	349,538
Retained earnings (Accumulated deficit)	(29,705)	54,827	85,127	13,525
Accumulated other comprehensive loss	(22,703)	(36,325)	(39,166)	(6,223)
Total China Lodging Group, Limited equity	2,116,134	2,213,716	2,246,094	356,868
Noncontrolling interest	9,176	8,577	9,790	1,555
Total equity	2,125,310	2,222,293	2,255,884	358,423
Total liabilities and equity	3,044,080	3,241,185	3,524,950	560,058

	China Lodging Group, Limited Unaudited Condensed Consolidated Statements of Operations

	Quarter Ended				Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	437,989	606,073	626,738	99,579	1,707,771	2,172,934	345,244
Franchised-and-managed hotels	40,619	58,406	63,183	10,039	130,579	212,644	33,786
Total revenues	478,608	664,479	689,921	109,618	1,838,350	2,385,578	379,030
Less: business tax and related surcharges	(25,977)	(37,793)	(39,184)	(6,226)	(99,857)	(135,981)	(21,605)
Net revenues	452,631	626,686	650,737	103,392	1,738,493	2,249,597	357,425

Operating costs and expenses:
Hotel operating costs	(323,252)	(452,579)	(493,819)	(78,461)	(1,180,202)	(1,703,337)	(270,633)
Selling and marketing expenses	(19,212)	(24,857)	(29,307)	(4,656)	(70,786)	(94,754)	(15,055)
General and administrative expenses	(33,389)	(39,359)	(43,792)	(6,958)	(119,989)	(160,062)	(25,431)
Pre-opening expenses	(45,901)	(54,015)	(49,460)	(7,858)	(111,210)	(184,298)	(29,282)
Total operating costs and expenses	(421,754)	(570,810)	(616,378)	(97,933)	(1,482,187)	(2,142,451)	(340,401)
Income from operations	30,877	55,876	34,359	5,459	256,306	107,146	17,024
Interest income	8,523	4,490	5,199	826	15,945	18,111	2,877
Interest expenses	(272)	(213)	(213)	(34)	(2,682)	(882)	(140)
Other income	1,758	427	753	120	2,564	2,649	421
Foreign exchange gain	3,244	5,770	2,734	434	6,923	15,930	2,531
Income before income tax	44,130	66,350	42,832	6,805	279,056	142,954	22,713
Income tax expense	(8,093)	(7,174)	(11,192)	(1,778)	(57,262)	(24,816)	(3,943)
Net income	36,037	59,176	31,640	5,027	221,794	118,138	18,770
Net income attributable to noncontrolling interests	(1,117)	(999)	(1,340)	(213)	(6,043)	(3,306)	(525)
Net income attributable to China Lodging Group, Limited	34,920	58,177	30,300	4,814	215,751	114,832	18,245

Net earnings per share
— Basic	0.14	0.24	0.12	0.02	1.05	0.47	0.08
— Diluted	0.14	0.24	0.12	0.02	0.92	0.47	0.08

Net earnings per ADS
— Basic	0.58	0.96	0.50	0.08	4.19	1.90	0.30
— Diluted	0.57	0.94	0.49	0.08	3.68	1.87	0.30

Weighted average ordinary shares outstanding
— Basic	241,087	242,264	242,461	242,461	198,517	241,928	241,928
— Diluted	246,623	246,272	245,896	245,896	234,481	246,181	246,181

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	36,037	59,176	31,640	5,027	221,794	118,138	18,770
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,319	5,046	2,858	454	13,113	15,483	2,460
Depreciation and amortization	49,587	59,583	70,328	11,174	171,539	236,857	37,633
Deferred taxes	10,448	-	(35,714)	(5,674)	9,228	(35,714)	(5,674)
Bad debt expenses	(174)	(92)	554	88	103	667	106
Deferred rent	22,689	25,548	27,966	4,443	70,761	92,927	14,765
Impairment loss	-	-	710	113	-	710	113
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	850	(1,817)	(4,669)	(742)	(6,481)	(16,401)	(2,606)
Prepaid rent	(29,274)	(25,596)	(34,442)	(5,472)	(82,649)	(75,820)	(12,047)
Inventories	(7,755)	(4,637)	(4,736)	(752)	(9,407)	(12,792)	(2,032)
Amount due from related parties	273	-	-	-	1,365	3,267	519
Other current assets	(8,572)	(867)	(14,701)	(2,336)	(13,404)	(15,684)	(2,492)
Other assets	(3,029)	(12,713)	176	28	(17,841)	(22,102)	(3,512)
Accounts payable	(4,670)	4,255	(627)	(100)	3,478	3,435	546
Amount due to related parties	(724)	217	(290)	(46)	(72)	175	28
Salary and welfare payables	18,363	(12,156)	37,718	5,993	28,042	22,628	3,595
Deferred revenue	7,982	26,212	26,549	4,218	42,283	92,803	14,745
Accrued expenses and other current liabilities	(3,697)	1,082	169	27	16,290	34,246	5,441
Income tax payable and receivable	(22,239)	(4,052)	34,290	5,448	11,252	7,350	1,168
Other long-term liabilities	5,098	4,813	5,469	869	9,732	16,891	2,684
Net cash provided by operating activities	74,512	124,002	143,248	22,760	469,126	467,064	74,210
Investing activities:
Purchase of property and equipment	(156,366)	(222,267)	(208,746)	(33,166)	(397,252)	(768,756)	(122,143)
Purchases of intangibles	(3,553)	(563)	(13,037)	(2,071)	(7,630)	(14,674)	(2,331)
Amount received as a result of government zoning	-	-	-	-	-	6,900	1,096
Acquisitions, net of cash received	(9,653)	(3,740)	(9,540)	(1,516)	(9,653)	(57,822)	(9,187)
Purchase of short term investment	(430,000)	(30,000)	-	-	(430,000)	(30,000)	(4,767)
Proceeds from sales of short-term investments	330,000	-	30,000	4,767	330,000	130,000	20,655
Decrease (increase) in restricted cash	11,000	(1,724)	4,000	636	(775)	(225)	(36)
Net cash used in investing activities	(258,572)	(258,294)	(197,323)	(31,350)	(515,310)	(734,577)	(116,713)
Financing activities:
Net proceeds from issuance of ordinary shares	-	-	-	-	959,104	-	-
Ordinary share issuance costs, net of exisiting shareholder reimbursements	-	-	-	-	3,930	-	-
Net proceeds from exercise of warrants	-	-	-	-	17,873	-	-
Net proceeds from issuance of ordinary shares upon exercise of option	21	918	2,076	330	41,125	7,285	1,157
Proceeds from long-term bank loans	-	-	-	-	70,000	-	-
Repayment of long term debt	(24,000)	-	-	-	(207,000)	-	-
Funds advanced from noncontrolling shareholders	739	2,000	-	-	2,778	3,485	554
Repayment of funds advanced from noncontrolling interest holders	(1,483)	(252)	(533)	(85)	(23,715)	(2,568)	(408)
Acquisition of non controlling interests	-	-	-	-	(17,100)	-	-
Proceeds from sales of partial ownership interest in one subsidiary	1,130	-	-	-	1,130	-	-
Contribution from noncontrolling interest holders	-	234	-	-	10	459	73
Dividend paid to noncontrolling interest holders	-	(192)	(127)	(20)	(2,299)	(3,151)	(501)
Net cash provided by (used in) financing activities	(23,593)	2,708	1,416	225	845,836	5,510	875
Effect of exchange rate changes on cash and cash equivalents	(3,990)	(6,016)	(2,841)	(453)	(10,172)	(16,463)	(2,616)
Net increase (decrease) in cash and cash equivalents	(211,643)	(137,600)	(55,500)	(8,818)	789,480	(278,466)	(44,244)
Cash and cash equivalents, beginning of period	1,271,710	974,701	837,101	133,002	270,587	1,060,067	168,428
Cash and cash equivalents, end of period	1,060,067	837,101	781,601	124,184	1,060,067	781,601	124,184

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	493,819	75.9%	536	0.1%	493,283	75.8%
Selling and marketing expenses	29,307	4.5%	178	0.0%	29,129	4.5%
General and administrative expenses	43,792	6.7%	2,144	0.3%	41,648	6.4%
Pre-opening expenses	49,460	7.6%	-	0.0%	49,460	7.6%
Total operating costs and expenses	616,378	94.7%	2,858	0.4%	613,520	94.3%
Income from operations	34,359	5.3%	2,858	0.4%	37,217	5.7%

	Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	78,461	75.9%	85	0.1%	78,376	75.8%
Selling and marketing expenses	4,656	4.5%	28	0.0%	4,628	4.5%
General and administrative expenses	6,958	6.7%	341	0.3%	6,617	6.4%
Pre-opening expenses	7,858	7.6%	-	0.0%	7,858	7.6%
Total operating costs and expenses	97,933	94.7%	454	0.4%	97,479	94.3%
Income from operations	5,459	5.3%	454	0.4%	5,913	5.7%

	Quarter Ended September 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	452,579	72.2%	549	0.1%	452,030	72.1%
Selling and marketing expenses	24,857	4.0%	216	0.0%	24,641	4.0%
General and administrative expenses	39,359	6.3%	4,282	0.7%	35,077	5.6%
Pre-opening expenses	54,015	8.6%	-	0.0%	54,015	8.6%
Total operating costs and expenses	570,810	91.1%	5,047	0.8%	565,763	90.3%
Income from operations	55,876	8.9%	5,047	0.8%	60,923	9.7%

	Quarter Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	323,252	71.4%	425	0.1%	322,827	71.3%
Selling and marketing expenses	19,212	4.2%	138	0.0%	19,074	4.2%
General and administrative expenses	33,389	7.4%	2,874	0.6%	30,515	6.8%
Pre-opening expenses	45,901	10.1%	-	0.0%	45,901	10.1%
Total operating costs and expenses	421,754	93.1%	3,437	0.7%	418,317	92.4%
Income from operations	30,877	6.9%	3,437	0.7%	34,314	7.6%

	Year Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,703,337	75.7%	2,115	0.1%	1,701,222	75.6%
Selling and marketing expenses	94,754	4.2%	783	0.0%	93,971	4.2%
General and administrative expenses	160,062	7.1%	12,585	0.6%	147,477	6.5%
Pre-opening expenses	184,298	8.2%	-	0.0%	184,298	8.2%
Total operating costs and expenses	2,142,451	95.2%	15,483	0.7%	2,126,968	94.5%
Income from operations	107,146	4.8%	15,483	0.7%	122,629	4.1%

	Year Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	270,633	75.7%	336	0.1%	270,297	75.6%
Selling and marketing expenses	15,055	4.2%	124	0.0%	14,931	4.2%
General and administrative expenses	25,431	7.1%	2,000	0.6%	23,431	6.5%
Pre-opening expenses	29,282	8.2%	-	0.0%	29,282	8.2%
Total operating costs and expenses	340,401	95.2%	2,460	0.7%	337,941	94.5%
Income from operations	17,024	4.8%	2,460	0.7%	19,484	4.1%

	Year Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,180,202	67.9%	1,555	0.1%	1,178,647	67.8%
Selling and marketing expenses	70,786	4.1%	778	0.0%	70,008	4.1%
General and administrative expenses	119,989	6.9%	10,780	0.6%	109,209	6.3%
Pre-opening expenses	111,210	6.4%	-	0.0%	111,210	6.4%
Total operating costs and expenses	1,482,187	85.3%	13,113	0.8%	1,469,074	84.5%
Income from operations	256,306	14.7%	13,113	0.8%	269,419	13.9%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	34,920	58,177	30,300	4,814	215,751	114,832	18,245
Share-based compensation expenses	3,437	5,047	2,858	454	13,113	15,483	2,460
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	38,357	63,224	33,158	5,268	228,864	130,315	20,705

Net earnings per share (GAAP)
— Basic	0.14	0.24	0.12	0.02	1.05	0.47	0.08
— Diluted	0.14	0.24	0.12	0.02	0.92	0.47	0.08

Net earnings per ADS (GAAP)
— Basic	0.58	0.96	0.50	0.08	4.19	1.90	0.30
— Diluted	0.57	0.94	0.49	0.08	3.68	1.87	0.30

Adjusted net earnings per share (non-GAAP)
— Basic	0.16	0.26	0.14	0.02	1.15	0.54	0.09
— Diluted	0.16	0.26	0.13	0.02	0.98	0.53	0.08

Adjusted net earnings per ADS (non-GAAP)
— Basic	0.64	1.04	0.55	0.09	4.61	2.15	0.34
— Diluted	0.62	1.03	0.54	0.09	3.90	2.12	0.34

Weighted average ordinary shares outstanding
— Basic	241,087	242,264	242,461	242,461	198,517	241,928	241,928
— Diluted	246,623	246,272	245,896	245,896	234,481	246,181	246,181

	Quarter Ended				Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	34,920	58,177	30,300	4,814	215,751	114,832	18,245
Interest expenses	272	213	213	34	2,682	882	140
Income tax expense	8,093	7,174	11,192	1,778	57,262	24,816	3,943
Depreciation and amortization	49,587	59,583	70,328	11,174	171,539	236,857	37,633
EBITDA (non-GAAP)	92,872	125,147	112,033	17,800	447,234	377,387	59,961
Pre-opening expenses	45,901	54,015	49,460	7,858	111,210	184,298	29,282
Share-based Compensation	3,437	5,047	2,858	454	13,113	15,483	2,460
Adjusted EBITDA from operating hotels (non-GAAP)	142,210	184,209	164,351	26,112	571,557	577,168	91,703

	Quarter Ended				Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	452,631	626,686	650,737	103,392	1,738,493	2,249,597	357,425
Less: Hotel operating costs	(323,252)	(452,579)	(493,819)	(78,461)	(1,180,202)	(1,703,337)	(270,633)
Hotel income (non-GAAP)	129,379	174,107	156,918	24,931	558,291	546,260	86,792

China Lodging Group, Limited
Operational Data
	As of
	December 31,	September 30,	December 31,
	2010	2011	2011
Total hotels in operation:	438	580	639
Leased-and-operated hotels	243	314	344
Franchised-and-managed hotels	195	266	295
Total Hotel rooms in operation	50,438	65,524	71,621
Leased-and-operated hotels	29,888	37,229	40,514
Franchised-and-managed hotels	20,550	28,295	31,107
Number of cities	65	92	100

	For the quarter ended
	December 31,	September 30,	December 31,
	2010	2011	2011
Occupancy rate (as a percentage)
Leased-and-operated hotels	87%	95%	92%
Franchised-and-managed hotels	86%	99%	95%
Total hotels in operation	87%	97%	93%
Average daily room rate (in RMB)
Leased-and-operated hotels	200	187	184
Franchised-and-managed hotels	186	178	173
Total hotels in operation	194	183	179
RevPAR (in RMB)
Leased-and-operated hotels	174	178	170
Franchised-and-managed hotels	160	175	164
Total hotels in operation	168	177	167

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,
	2010	2011
Total hotels in operation:	325	325
Leased-and-operated hotels	186	186
Franchised-and-managed hotels	139	139
Total Hotel rooms in operation	37,669	37,669
Leased-and-operated hotels	22,951	22,951
Franchised-and-managed hotels	14,718	14,718
Occupancy rate (as a percentage)	90%	98%
Average daily rate (in RMB)	195	188
RevPAR (in RMB)	175	184